

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2014

<u>Via E-mail</u>
Sean Whelan
Chief Financial Officer
Diplomat Pharmacy, Inc.
4100 S. Saginaw St.
Flint, MI 48507

> **Re: Diplomat Pharmacy, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 3, 2014**
> **File No. 333-197224**

Dear Mr. Whelan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. If you will use any additional graphic, visual or photographic information in the printed prospectus, please provide us a proof of each such item for our review prior to its use. Please note that we may have comments regarding this material.

<u>Industry and Market Data, page ii</u>

2. Please note that it is not appropriate for a registrant to disclaim, either directly or implicitly, liability for the disclosure in its registration statement. Your statement on page ii that you have not independently verified any third-party information in your registration statement could imply that you do not have liability for this information. In order to eliminate any inference that you are not liable for all of the information in your registration statement, please delete this statement or include a statement specifically accepting liability for information that appears in your registration statement relating to market and industry data.

Management's Discussion and Analysis of Financial Condition
and Results of Operations, page 50

3. On page 50, you state that you derived 99.7% and 99.6%, respectively, of your revenue
for the quarter ended March 31, 2014 and the year ended December 31, 2013 from
dispensing of drugs "and the data sales associated with those dispenses." Please revise to
explain what you mean by "data sales."

Components of Results of Operations
Cost of Goods Sold, page 54

4. You disclose that you have contracts with pharmaceutical manufacturers and wholesalers
that often provide you with, among other things, discounts on drugs you purchase to be
dispensed from your specialty pharmacies, and rebates and service fees. Please discuss
your accounting policies for such discounts, rebates and service fees or direct us to
existing disclosure.

Critical Accounting Policies and Estimates
Revenue Recognition, page 63

5. Please address the following regarding your revenue recognition:

- If you record estimates of items that reduce gross revenue such as product returns,
chargebacks, customer rebates and other discounts and allowances, disclose the
nature and amount of each accrual at the balance sheet date and the basis for your
estimates. Discuss any changes to prior period estimates.

- You disclose that you recognize revenues from prescriptions dispensed at the time of
shipment. Clarify if true that at the time of shipment you have performed
substantially all of your obligations under your client contracts and do not experience
a significant level of returns or reshipments.

- For all periods presented, disclose the amount of patient co-pay and patient assistance
program revenues recorded and discuss collection uncertainties if any. Clarify when
co-payment and assistance program revenues are due and recorded.

Accounting for Stock-based Compensation
Common Stock Valuation, page 63

6. We may have additional comments on your accounting for stock compensation or any
beneficial conversion features once you have disclosed an estimated offering price.
Please supplementally provide us with a quantitative and qualitative analysis explaining
the difference between the estimated offering price and the fair value of each equity
issuance through the date of effectiveness for the preceding twelve months.

7. Please include a statement in your filing regarding your common stock valuation that clarifies that once the company becomes public and your shares will trade, these estimates will not be necessary.

Business, page 69

8. In various places in your prospectus, including pages 70, 72 and 77, you indicate that reduced costs to patients and payors is one of your competitive strengths. You attribute this to your customized specialty pharmacy programs, which you believe lead to improved patient care and enhanced clinical outcomes, among other benefits. In addition, you list channel management, utilization management and formulary management as the means by which you are able to manage the high cost of specialty drugs. Please revise to explain more specifically how cost savings are derived from the customization of specialty pharmacy programs as well as savings from channel, utilization and formulary management. In addition, please disclose if you track such cost savings and whether you have data that support your belief. If so, provide such quantification to the extent practicable.

9. We note your statements on pages 79, 80 and 82 suggesting that your services result in improved patient outcomes. Please disclose the extent to which you are able to track efficacy and verify such improvements in patient outcomes. If supporting data is available, please provide this information.

10. Please explain the meaning of the following terms the first time they appear in the Business section and make conforming changes, as applicable, to the Prospectus Summary:

- Managed lives under contract;
- 340B covered entities;
- Partial refill program;
- Description of Philip Hagerman as a "second generation principal;"
- Specialty infusion;
- High-touch patient care;
- Risk Evaluation and Medication Strategy;
- Elements to Assure Safe Use;
- Channel management;
- Utilization management; and
- Formulary management

Market Opportunity, page 70

    11. Please revise your discussion of medical benefit and pharmacy benefit to make clear:

- why this distinction is significant;

- why moving the reimbursement of drugs under a health plan from medical to pharmacy benefits may better manage care and contain costs; and

- given the trend of health plans and benefit managers moving drugs from medical to pharmacy benefits, why medical benefit represents a significant additional revenue opportunity for you, as you have stated at the bottom of page 70.

    12. Please briefly explain, at the bottom of page 71, why traditional drug spend is expected to decline in the future.

Competitive Strengths, page 71

    13. At the bottom of page 73, where you discuss your current portfolio of over 70 limited distribution drugs, please indicate how many are pre- and post-launch.

Growth Strategy, page 75

    14. Please expand your discussion of Accountable Care Organizations to explain who they are, what they do and what your partnerships with them entails.

    15. Please identify the hospital network you reference at the top of page 76 and file any related material contracts as exhibits to the registration statement.

Specialty Pharmacy Industry, page 76

    16. Please disclose your estimated share of the specialty pharmaceuticals market.

Our Services, page 77

    17. To the extent practicable, please indicate the percentage of revenues derived from the services listed on pages 78 through 80.

    18. Please clarify the ways in which your dispensing solutions are "state of the art."

    19. Please be more specific in your description of the specialty infusion pharmacy services that you provide.

Payors, page 81

20. We note your statement that the relationships described at the top of page 82 accounted for approximately one-third of your revenues in 2013. Please briefly disclose the source of the remaining two-thirds of revenues.

Sales and Marketing, page 84

21. Please disclose the size of your sales force.

Description of Capital Stock, page 118

22. Please set forth the approximate number of holders of each class of common equity as of the latest practicable date.

23. Please disclose the vote required for shareholders to take action, as required by Item 202(a)(1)(v).

Index to the Consolidated Financial Statements, page F-1

24. Please tell us why you have not provided the finical statements of MedPro pursuant to Rule 3-05 of Regulation S-X.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
2. Business Acquisitions, Page F-12

25. Please revise your disclosure to address the following:

- Please clarify that you used the acquisition method as required by ASC Topic 805 to account for the December 16, 2013 acquisition of AHF and remove reference to the allocation of the purchase price. Disclose, if true, that you recorded the assets acquired and liabilities assumed at their fair values under ASC Topic 805. We note your presentation of "acquired allowances" in your allowance for doubtful accounts rollforward on page F-8.

- Please discuss how you valued the contingent consideration as well as the assets and liabilities assumed.

- Clarify your accounting for 31 Moody Road, LLC, the entity consolidated by AHF as its VIE.

- Please assure that the above approach is also followed for the reporting of your MedPro acquisition in the unaudited pro forma combined consolidated financial information you included starting on page F-61.

7. Investment in Non-consolidated Entity, page F-17

26. Please clarify, if true, that you are not the primary beneficiary of Ageology as defined by ASC 810. In addition, in light of the continual losses of Ageology tell us how you determined that your investment is recoverable. Please refer to ASC 323-10-35-31 through 32a.

8. Capital Stock, page F-21

27. You state that shareholder agreements representing 1,300 shares of common stock contain provisions that, upon the death of the shareholder, all shares immediately will be deemed to have been offered for sale to the Company and to each of the other shareholders at an agreed-upon price and terms. Please tell us how you determined that the classification of this stock in permanent equity was appropriate. Please provide a similar analysis for the Series A preferred stock outstanding as of March 31, 2014 as your disclosure states that the holders have optional redemption rights.

28. Please disclose the conversion ratio of all classes of stock into common shares.

12. Share-Based Compensation, page F-21

29. You disclose that the expected volatility of your shares is based on an implied volatility for a group of comparable companies as of the measurement date. Please provide to us the names of the companies you considered comparable for purposes of determining the volatility assumption, the volatility of each, and tell us how you concluded that each company was similar to you in terms of industry, stage of life cycle, size, and financial leverage. Refer to ASC 718-10-55-25.

Condensed Consolidated Financial Statements at March 31, 2014, Unaudited
Notes to Condensed Consolidated Financial Statements, Unaudited
1. Basis of Presentation and Summary of Significant Accounting Policies
Income Taxes, page F-35

30. You disclose that on January 23, 2014 you changed your income tax status from an S corporation to a C corporation and as a result you reclassified all of your accumulated deficit, inclusive of a net deferred tax liability adjustment, into additional paid-in-capital. Please provide us a comprehensive analysis of your accounting for this change in tax status indicating the significant terms of the change along with all other relevant information to allow an assessment of your accounting. Reference for us the applicable paragraphs used within the authoritative guidance to support your analysis.

Financial Statements of American Homecare Federation, Inc.
Independent Auditor's Report, page F-48

31. Please have the auditors revise their report to include the city and state where the report was issued per Rule 2-02(a) of Regulation S-X.

Exhibits

32. Please file your agreements with Amerisource Bergen Corporation and Celgene Corporation as exhibits to the registration statement and, to the extent material, your contracts with third-party payors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ibolya Ignat at (202) 551-3656 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
       Michael S. Ben, Esq.
       Honigman Miller Schwartz and Cohn LLP
       2290 First National Building
       660 Woodward Avenue
       Detroit, MI 48226-3506